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                           Morgan, Lewis & Bockius LLP
                          1111 Pennsylvania Avenue, NW
                             Washington, D.C. 20004
                                Tel: 202.739.3000
                                Fax: 202.739.3001
                               www.morganlewis.com

December 8, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

Re:     Notice Submission to Disregard Filing
        Nuveen Multistate Trust II File
        Nos. 333-14729 and 811-07755

Ladies and Gentlemen:

On behalf of our client, Nuveen Multistate Trust II (the "Trust"), we are filing a Notice Submission to Disregard a Notification of Election previously filed using an incorrect CIK number. The Notification of Election was filed on form N-18f-1 under the CIK number of Nuveen Investment Trust II on May 23, 2003 with the following accession number: 0000950131-03-003115.

We have today filed the Notification of Election for the Trust under the Trust's CIK number.

Please contact me at (202) 739-5692 or Virginia O'Neal of Nuveen at (312) 917-7949 should you have any questions.

Very truly yours,

/s/ Monica Lea Parry
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Monica Lea Parry